FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 13 April 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

 GlaxoSmithKline plc
(the 'Company')

Publication of Circular and Notice of General Meeting relating to the proposed buyout of Novartis' 36.5% stake in the Consumer Healthcare Joint Venture

On 27 March 2018, GSK announced that it had entered into a binding conditional agreement with Novartis for the buyout of Novartis' 36.5% stake in the Consumer Healthcare Joint Venture.

GSK today announces that a circular to shareholders has been published in connection with the transaction and is available for viewing on the Company's website, www.gsk.com/en-gb/investors/shareholder-information/general-meeting/

The transaction is subject to the approval of shareholders and, accordingly, the circular contains a notice convening a general meeting of the Company to be held at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 3.30p.m. on Thursday 3 May 2018 (or as soon thereafter as the Company's annual general meeting convened for that date has been concluded or adjourned) to consider and, if thought fit, approve the transaction. The GSK board unanimously recommends that shareholders vote in favour of the transaction.

The circular will be posted or made available to the Company's shareholders shortly, together with the form of proxy for the general meeting. Copies of the circular and form of proxy have been submitted to the National Storage Mechanism and will in due course be available for inspection at www.morningstar.co.uk/uk/NSM, in compliance with Listing Rule 9.6.1 of the UK Financial Conduct Authority.

The transaction is expected to complete in the summer of 2018. Further details of the transaction are set out in the circular.

V A Whyte
Company Secretary

13 April 2018

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
Global Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England and Wales.

This announcement is not intended to, and does not constitute, or form part of, any offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. GSK shareholders are advised to read carefully the formal documentation in relation to the transaction once it has been despatched. Any response to the proposal should be made only on the basis of the information in the formal documentation to follow.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 13, 2018

By: VICTORIA WHYTE--------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc